November 18, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Peet’s Coffee & Tea, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Commission File No. 333-163154
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), Peet’s Coffee & Tea, Inc. (the “Registrant”) hereby requests the withdrawal of its Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2009, as amended by the Amendment No. 1 to Registration Statement on Form S-4, originally filed with the Commission on November 18, 2009, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), Commission File No. 333-163154.  The Registrant hereby confirms that no securities have been sold under the Registration Statement.

Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, $0.01 par value per share, issuable in connection with the exchange offer and merger in exchange for shares of Diedrich Coffee, Inc. (“Diedrich”) capital stock pursuant to the terms of an Agreement and Plan of Merger among the Registrant, Diedrich and Marty Acquisition Sub, Inc., dated November 2, 2009, as amended (the “Merger Agreement”).  The offer period, as extended, expired at 12:00 midnight Eastern Time on May 7, 2010, with no shares accepted for exchange.  Diedrich had previously provided Registrant with a notice of termination of the Merger Agreement.  Because the proposed offering of the securities under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the 1933 Act.

The Registrant requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding the foregoing, please contact our counsel Gian-Michele a Marca of Cooley llp, at (415) 693-2148.

Sincerely,

Peet’s Coffee & Tea, Inc.

Thomas P. Cawley
Chief Financial Officer